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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                FREEMARKETS, INC.
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             (Exact Name of Registrant as Specified in Its Charter)

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
               DELAWARE                                           04-3265483
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State of Incorporation or Organization)                        (I.R.S. Employer
                                                              Identification no.)

          FREEMARKETS CENTER
           210 SIXTH AVENUE
            PITTSBURGH, PA                                           15222
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Address of Principal Executive Offices)                            (Zip Code)
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
If this form relates to the                     If this form relates to the
registration of a class of securities           registration of a class of securities
pursuant to Section 12(b) of the                pursuant to Section 12(g) of the
Exchange Act and is effective                   Exchange Act and is effective
pursuant to General Instruction                 pursuant to General Instruction
A.(c), please check the following               A.(d), please check the following
box.   [  ]                                     box. [X]
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Securities Act registration statement file number to which this form relates:

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(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

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
Title of Each Class                              Name of Each Exchange on Which
to be so Registered                              Each Class is to be Registered
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
NONE                                             NONE
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Securities to be registered pursuant to Section 12(g) of the Act:

                         PREFERRED STOCK PURCHASE RIGHTS
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                                (Title of Class)
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ITEM 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED

         On March 7, 2003, the Board of Directors (the "Board") of FreeMarkets,
Inc. (the "Corporation") declared a dividend of one Right (a "Right") to purchase one one-hundredth of a share (a "Unit") of Series A Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), for each outstanding share of Common Stock, par value $.01 per share (the "Common Stock"). The dividend is payable to stockholders of record at the close of business on March
11, 2003.

Rights

         The Rights initially will trade with, and will be inseparable from, the Common Stock, and initially will be evidenced only by certificates that represent shares of Common Stock. New Rights will accompany all new shares of Common Stock the Corporation issues after March 11, 2003, until the Distribution
Date described below.

Distribution Date

         The Rights will not be exercisable until 10 days after the public announcement that a person or group has become an "Acquiring Person" by obtaining beneficial ownership of 15% or more of the Corporation's outstanding
Common Stock, or, if earlier, 10 business days (or a later date determined by the Board before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer which, if consummated, would result in that person or group becoming an Acquiring Person. The date on which the Rights become exercisable is referred to as the "Distribution Date."

Issuance of Rights Certificates; Expiration of Rights

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. The Rights will expire on the earlier to occur of (i)
March 7, 2013, or (ii) redemption or exchange of Rights as described below. Any
Rights held by an Acquiring Person will be void and may not be exercised.

Purchase Price

         Following the Distribution Date but prior to the occurrence of an event described below under "Flip-In" or "Flip-Over," each Right will allow its holder to purchase from the Corporation one Unit of Series A Preferred Stock for $42.00
(the "Purchase Price"). This Unit will give the stockholder approximately the same dividend, voting, and liquidation rights as would one share of Common
Stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.
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Right to Buy Shares

         Flip-In. Unless the Rights have been redeemed, in the event that a person or group becomes an Acquiring Person, then each holder of a Right (other than the Acquiring Person) will thereafter have the right to receive, upon exercise, in lieu of Units of Series A Preferred Stock, shares of Common Stock
(or, in certain circumstances, cash, property, or other securities of the Corporation) having a value equal to two times the Purchase Price of the Right.

         Flip-Over. Unless the Rights have been redeemed, in the event that, at any time after a person or group becomes an Acquiring Person, (i) the Corporation is acquired in a merger or other business combination with another company and the Corporation is not the surviving corporation, (ii) another company consolidates or merges with the Corporation and all or part of the Common Stock is converted or exchanged for other securities, cash, or property, or (iii) 50% or more of the consolidated assets or earning power of the Corporation and its subsidiaries is sold or transferred to another company, then each holder of a Right which has not previously been exercised (other than Rights held by the Acquiring Person) shall thereafter have the right to receive, upon exercise, common stock or other equity interest of the ultimate parent of such other company having a value equal to two times the Purchase Price of the Right.

Exchange Feature

         At any time after the date on which an Acquiring Person obtains 15% or more of the Corporation's Common Stock and prior to the acquisition by the Acquiring Person of 50% of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, for shares of Common Stock of the Corporation at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

Redemption

         At any time prior to such time as any person or group becomes an Acquiring Person, the Board may redeem the Rights at a price of $.001 per Right
(subject to adjustment in certain events) (the "Redemption Price"). If the Board redeems any of the Rights, it must redeem all of the Rights. Immediately upon the action of the Board ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of such Rights will be to receive the Redemption Price for each Right held.

Adjustments to Prevent Dilution

         The Purchase Price payable, and the number of Units of Series A
Preferred Stock or shares of Common Stock (or other securities, as applicable) issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution as set forth in the Stockholder Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase
Price.
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No Rights as Stockholder prior to Exercise

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Corporation, including, without limitation, the right to vote or to receive dividends.

Amendment of Stockholder Rights Agreement

         The terms of the Rights and the Stockholder Rights Agreement may be amended in any respect without the consent of the holders of Rights on or prior to the date on which any person or group becomes an Acquiring Person;
thereafter, the terms of the Rights and the Stockholder Rights Agreement may be amended without the consent of the Rights holders in order to cure any ambiguities or to make changes which do not adversely affect the interests of Rights holders (other than the Acquiring Person).

                                   *   *   *

          A copy of the Stockholder Rights Agreement between the Corporation and American Stock Transfer & Trust Company, as Rights Agent, dated March 7, 2003
(the "Agreement"), has been filed with the Securities and Exchange Commission on Form 8-K dated March 7, 2003. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is hereby incorporated herein by reference. A copy of the Agreement is available free of charge from the Corporation.

ITEM 2.   EXHIBITS

1. Stockholder Rights Agreement dated March 7, 2003 between FreeMarkets, Inc. and American Stock Transfer & Trust Company, which includes as Exhibit A the Form of Certificate of Designation of Series A Junior Participating Preferred Stock, as Exhibit B the Form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Stock (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, File No.
         000-27913, filed on March 10, 2003)
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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                      FREEMARKETS, INC.

Date:  March 10, 2003                 By: /s/  Joan S. Hooper
                                          --------------------
                                               Joan S. Hooper
                                               Executive Vice President, Chief
                                               Financial Officer, Treasurer and
                                               Secretary
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                                  EXHIBIT INDEX

1. Stockholder Rights Agreement dated March 7, 2003 between FreeMarkets, Inc. and American Stock Transfer & Trust Company, which includes as Exhibit A the Form of Certificate of Designation of Series A Junior Participating Preferred Stock, as Exhibit B the Form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Stock (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, File No. 000-27913, filed on March 10, 2003)